PIEDMONT INVESTMENT TRUST

February 5, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
  Washington, D.C.  20549

Re:	Piedmont Investment Trust (the “Trust”)
File Nos. 811-21689; 333-121514 Response to Commission’s Comments on Post-Effective Amendment No. 6 on Form N-1A

Ladies and Gentlemen:

Mr. Howie Hallock of the Commission staff contacted us on January 29, 2010 to provide comments on Post-Effective Amendment No. 6 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on December 3, 2009.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.	Comment: In the “Annual Fund Operating Expenses” table replace “None” in the line item “Distribution and/or Service (12b-1) Fees” with “0.00%”.

Response:  The requested change has been made.

2.	Comment: In the “Annual Fund Operating Expenses” table remove footnote *.

Response:  The requested change has been made.

3.	Comment: In the “Annual Fund Operating Expenses” table remove the first sentence of footnote ** describing Acquired Fund Fees and Expenses.

Response:  The requested change has been made.

4.	Comment: In the “Annual Fund Operating Expenses” table, revise the line “Net Annual Fund Operating Expenses” to read “Total Annual Fund Operating Expenses after Management Fee Waivers”.

Response:  The requested change has been made.

5.	Comment: In the “Annual Fund Operating Expenses” table revise the line “Less: Management Fee Waivers” to state “Less: Management Fee Waivers and Expense Reimbursements”, if applicable.

Response:  The investment adviser waived fees but did not reimburse any expenses of the Piedmont Select Equity Fund (the “Fund”) during the fiscal year ended March 31, 2009; consequently, the line item was not revised.

6.
Comment:  Revise the disclosure in the footnote to the “Annual Fund Operating Expenses” table that describes the fee waiver arrangement between the investment adviser and the Fund and in the section “Investment Advisor – Expense Limitation Agreement” on page 10 by adding the word “any” to describe what types of Annual Fund Operating Expenses, other than those specifically excepted in the disclosure (i.e. interest, taxes…etc.), that may be assumed by the adviser in order to limit Annual Fund Operating Expenses.

Response: The requested change has been made.

7.
Comment:  Revise the disclosure in the footnote to the “Annual Fund Operating Expenses” table that describes the fee waiver arrangement between the adviser and the Fund to clarify that Total Annual Fund Operating Expenses After Management Fee Waivers does not equal 1.35% because of the 0.14% of dividend expense on securities sold short, the 0.13% of interest expense and the 0.02% of Acquired Fund Fees and Expenses that are excluded from the calculation of the expense limit.

Response:  The disclosure has been so revised.

8.
Comment:  Remove the second set of Example numbers that assume the Expense Limitation Agreement will continue for the remainder of the 10-year period.  Also, incorporate the information in footnote 1 to the Example into the narrative introductory paragraph and delete the footnote.

Response: The second set of Example numbers and accompanying narrative has been removed and the last sentence of the introductory paragraph has been revised as follows:

“The Example also assumes that your investment has a 5% total return each year, the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until August 1, 2011.”

9.
Comment:  The third full paragraph under “Principal Investment Strategies – Methodology” on page 3 states that the Fund “may” make short sales if the Advisor expects the market price for the securities sold short to drop in the future.  Revise the disclosure to discuss more definitively when short sales will be used by the Fund.

Response: The disclosure has been revised to state:

“In addition, the Fund may make short sales if the Advisor expects the market price for the securities sold short to drop in the future.  Primarily, the Fund uses short sales to hedge or substantially offset certain long positions held by the Fund (commonly called “paired trades”, where a manager establishes a short position in a company to hedge the sector of a corresponding long position) but at times the Fund may also take short positions that are unrelated to any long position held by the Fund.”

The following text will be moved to a sidebar:

“A short sale is a transaction in which one sells a security it does not own in anticipation of a decline in the market value of that security. To complete a short sale transaction, the Fund will borrow the security from a broker-dealer, which generally involves the payment of a premium and transaction costs. When the Fund makes a short sale of a security, the Fund will have to replace the security in the future, whether or not the price declines.”

10.	Comment: Add disclosure stating that “You may lose money by investing in the Fund” in the Principal Risks section of the Risk/Return Summary.

Response: The first sentence of the Principal Risks section of the Risk/Return Summary has been replaced with the following:

“An investment in the Fund is subject to investment risks.  Therefore, you may lose money by investing in the Fund.”

11.	Comment: Under Principal Risks, revise the Market Risk disclosure on page 4 so that it is more concise.

Response: The Market Risk disclosure has been replaced with:

“Investments in equity securities are subject to inherent market risks and fluctuations in value due to earnings, economic conditions and other factors beyond the control of the Advisor.  As a result, the return and net asset value of the Fund will fluctuate.”

12.	Comment: Under Principal Risks, revise the Non-Diversified Risk disclosure on page 4 so that it specifically addresses the risks of the Fund rather than non-diversified funds in general.

Response: The Non-Diversified Risk disclosure has been so revised.

13.	Comment: In the “Purchase and Sale of Fund Shares” section, add “Purchase or Redemption” to the sub-heading “To Place Orders”.

Response: The sub-heading now reads as follows:

“To Place Purchase or Redemption Orders”

14.	Comment: In the “Purchase and Sale of Fund Shares” section, remove the separate instructions for investing by mail or wire and incorporate that information in a shorter form in the narrative.

Response: The narrative has been revised to include the sentence “Please call 1-888-859-5865 for assistance”.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3418.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary